February 22, 2023

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Karl Hiller
Mr. Joseph Klinko

Re: Securities and Exchange Commission (“SEC”) Comment Letter dated February 16, 2023, regarding U.S. Xpress Enterprises, Inc. (the “Company,” “USX,” “we,” “us,” or “our”) Form 10-K for the Fiscal Year Ended December 31, 2021, filed March 1, 2022, File No. 001-38528 (the “Form 10-K”)

Dear Messrs. Hiller and Klinko:

The following is in response to the written comments we received from the staff of the Division of Corporation Finance (the “Staff”) of the SEC, dated February 16, 2023, related to the Form 10-K. For your convenience, we have included the text of the Staff's comments from the SEC comment letter in bold immediately followed by the Company's response.

Form 10-K for the Fiscal Year ended December 31, 2021

Note 12 – Commitments and Contingencies
Legal Proceedings, page 72

1.
We note that revisions proposed in your response to prior comment 3 include language clarifying that you are "...unable to provide a meaningful estimate of the possible loss or range of loss," in referring to the California Wage and Hour Class Action Litigation, Stockholder Claims, and Stockholder Derivative Action, and will replace disclosures indicating that resolution was not expected to have a material adverse effect.
We understand that you would prefer not to disclose the amounts of damages claimed by various counterparties. However, in those instances where you are unable to form an estimate of probable loss, or a range of reasonably possible loss, it follows that you would be unable to assert that damages claimed by counterparties would not represent an exposure to loss that is subject to disclosure pursuant to FASB ASC 450-20-50-3.
If you believe that such amounts are not material, please revise your disclosure to clarify and tell us the amounts in your response to this letter. Otherwise, we believe that you will need to specify the amounts of damages claimed by the counterparties in the cases referenced in your disclosures to comply with the aforementioned guidance.
Please submit the revisions that you propose, including language that will appropriately inform investors of the context in which such disclosures are being provided and of your view on the utility of such damages claimed as an indicator of your actual exposure.

Response:

We respectfully advise the staff that we have reached settlements in principle on the California Wage and Hour Class Action Litigation and the Stockholder Claims.

In our Form 10-K for the year ended December 31, 2022, we will include the following disclosure regarding the California Wage and Hour Class Action Litigation and the Stockholder Claims (which is described in the second paragraph below regarding the Federal Court Cases and Tennessee State Court Cases):

“On February 10, 2023, the parties reached an agreement to settle the California Wage and Hour Class Action Litigation in the amount of $4.7 million, exclusive of employer-side taxes. We estimate the that the employer’s side FICA tax will amount to approximately $65,000, depending on what portion of the settlement fund is allocated to wages.

The parties have reached a settlement in principle with the plaintiffs in the Federal Court Cases, which settlement is dependent on the parties being able to agree on a stipulation of settlement, the settlement releasing the claims alleged in the Tennessee State Court Cases, and the court granting preliminary and final approval of the settlement. The monetary component of the settlement in principle is the payment of $13.0 million by the applicable insurance carriers.”

Regarding the Stockholder Derivative Action, we will include the following disclosure in our Form 10-K for the year ended December 31, 2022:

“Based on the current settlement discussions, we expect that the Stockholder Derivative Action will be settled with an agreement to adopt certain governance policies, not the payment of monetary damages. If the parties are able to agree on governance policies, it is expected that plaintiff’s counsel would then propose an amount of attorney’s fees and we would commence negotiations on attorneys’ fees to be paid to plaintiff’s counsel. Any settlement reached would be subject to preliminary and final approval by the court.”

We will ensure future filings comply with the requirements of FASB ASC 450-20-50-3.

Should you have any questions or comments regarding our responses or if any additional or supplemental information is required by the Staff, please feel free to contact me at 423-510-3275.

Sincerely,

/s/ Eric Peterson
Eric Peterson
Chief Financial Officer

c: Ms. Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.